Exhibit 99.192

KPMG LLP

PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Alberta Securities Commission

British Columbia Securities Commission
The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Northwest Territories

Nova Scotia Securities Commission
Nunavut Securities Office

Ontario Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re: mCloud Technologies Corp.

We refer to the prospectus supplement dated April 12, 2021 to the short form base shelf prospectus of mCloud Technologies Corp. (the “Entity”) dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus dated April 28, 2020 for the provinces of Canada relating to the offering of units, comprised of common shares and common share purchase warrants, of the Entity (collectively, the “Prospectus”).

We, KPMG LLP, consent to the use, through incorporation by reference in the above- mentioned Prospectus, of our report dated March 23, 2021 to the Shareholders and Board of Directors of the Entity on the following financial statements:

•	Consolidated statements of financial position as at December 31, 2020 and December 31, 2019,
•	Consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2020 and December 31, 2019, and
•	Related notes to the consolidated financial statements, including a summary of significant accounting policies.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Yours very truly,

Chartered Professional Accountants

April 12, 2021

Vancouver, Canada

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